TMM COMPANY CONTACT:                     AT DRESNER CORPORATE SERVICES:
Jacinto Marina, Deputy CEO                      Kristine Walczak (investors, analysts, media)
011-525-55-629-8718                                 312-726-3600
jacinto.marina@tmm.com.mx                     kwalczak@dresnerco.com

Monica Azar, Investor Relations
011-525-55-629-8703
monica.azar@tmm.com.mx

GRUPO TMM INFORMS

(Mexico City, August 9, 2011) – Grupo TMM, S.A.B. (NYSE: TMM and BMV: TMM A; “TMM” or the “Company”); a Mexican intermodal transportation and logistics company, informed that the Company has been in discussions with the New York Stock exchange (“NYSE”) concerning the reduction of its total stockholders’ equity from $104.87 million at December 31, 2010 to $51.44 million at June 30, 2011. The main reason for this reduction was a 4.9% appreciation of the peso versus the dollar in the first half of the year, from 12.3817 pesos per dollar at December 31, 2010 to 11.7748 pesos per dollar at June 30, 2011.

The Company discussed with the NYSE regulations staff that approximately 90 percent of Grupo TMM’s total debt has a 20-year term, is peso denominated and non recourse to the Company and any appreciation of the peso versus the dollar negatively impacts its financial expenses as the Company reports its financial results in US dollars. Additionally, an appreciation of the peso, results in an exchange loss for the period, which has a negative effect on the Company’s net income (loss) for the period, which in turn reduces the value of its stockholders equity.

As of June 30, 2011, Grupo TMM’s stockholders' equity before minority interest was $41.7 million and total stockholders’ equity was $51.4 million. At August 31, 2011, the exchange rate was 12.48 pesos per dollar, which results in an estimated increase of the Company’s stockholders equity before minority interest of approximately $30 million at such date, therefore in compliance with the NYSE listing standards. Going forward, we anticipate the value of the Company’s stockholders’ equity before minority interest to exceed $50 million, as the peso has continued to depreciate versus the dollar.

Headquartered in Mexico City, TMM is a Latin American intermodal transportation Company. Through its branch offices and network of subsidiary companies, TMM provides a dynamic combination of ocean and land transportation services. Visit TMM’s web site at www.grupotmm.com. The site offers Spanish/English language options.

Included in this press release are certain forward-looking statements within the meaning of Section 27A of the 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking only as of the date they are made and are based on the beliefs of the Company's management as well as on assumptions Actual results could differ materially from those included in such forward-looking statements. Readers are forward-looking statements involve risks and uncertainty. The following factors could cause actual results to from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success investment in new businesses; the ability of the Company to reduce corporate overhead costs and the ability of manage growth and successfully compete in new businesses These risk factors and additional information are Company's reports on Form 6-K and 20-F on file with the United States Securities and Exchange Commission.